SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

Corporate Taxpayers Enrollment (“CNPJ”) No. 33.700.394/0001 -40
Registry of Commerce Enrollment (“NIRE”) No. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS, HELD ON APRIL 12, 2006.

VENUE AND TIME:	At Avenida Eusébio Matoso, No. 891, ground floor, in the City ofSão Paulo, State of São Paulo, at 10 a.m.

BOARD:	Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

QUORUM:	Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:	a) Company’s officers;

b) Mr. Paulo Miron, representative of PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor.

CALL NOTICE:	Published in the Official Gazette of the State of São Paulo, editions of March 28, 29 and 30, 2006, on pages 22, 10 and 12, respectively and in Valor Econômico newspaper, editions of March 28, 29 and 30, 2006, on pages C-3, C-11 and C-18, respectively.

NOTICE TO SHAREHOLDERS:	Notice to shareholders was not published in accordance with Fifth Paragraph of Article 133 of Law 6.404, of December 15, 1976.

SHAREHOLDERS’ RESOLUTIONS UNANIMOUSLY TAKEN:

I – IN THE ANNUAL SHAREHOLDERS MEETING

1. Approved the Financial Statements, the Management Report, as well as the Accounting Firm Report related to the fiscal year ended on December 31, 2005, which were published together with the Audit Committee opinion in the Official Gazette of the State of São

Paulo, edition of February 17, 2006, on pages 03 to 15, and in the Valor Econômico newspaper, edition of February 17, 2006, on pages A17 to A25.

2. Ratified, pursuant to the terms of the Financial Statements approved herein, the distribution of the results accrued on the fiscal year ended on December 31, 2005, as follows: out of the net profit accrued in the total amount of R$1,838,483,405.02, (a) R$91,924,170.25 have been assigned to the Legal Reserve; (b) R$1,020,568,758.92 have been assigned to the Statutory Reserve designed to ensure that the Company has adequate operating margins; and (c) R$725,990,475.85 were assigned to the payment of Interest on Capital Stock to the Company’s shareholders, considered part of the mandatory dividend, in accordance with the possibility provided by article 9 of the Federal Law N. 9,249/95.

3. Reelected, as members of the Board of Directors, with term of office until the General Shareholders Meeting to be held on 2007, Messrs.: (i) ARMINIO FRAGA NETO, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 3.801.096 -IFP/RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 469.065.257 -00; (ii) GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 20.829 -OAB-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 008.118.588 -04; (iii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of the Identity Card RG No. 14.189.351 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 090.997.197 -87; (iv) JOÃO DION¥SIO FILGUEIRA BARRETO AMOÊDO, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 4.442.051 IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 706.192.477 -20; (v) JOAQUIM FRANCISCO DE CASTRO NETO, Brazilian citizen, married, businessman, domiciled in the City of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG No. 3.343.795 -6-SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 026.491.797 -91; (vi) PEDRO LUIZ BODIN DE MORAES, Brazilian citizen, married, economist, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua da Passagem, No. 170, 7th floor, bearer of the Identity Card RG No. 3.733.122 -IFP-RJ and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 548.346.867 -87; (vii) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of the Identity Card RG No. 19.979.952 -SSP-SP and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 551.222.567 -72; and (viii) PEDRO SAMPAIO MALAN, Brazilan citizen, divorced, economist, domiciled in the city of São Paulo, State of São Paulo, at Av. Eusébio Matoso N. 891 – 4th floor, bearer of the Identity Card RG N. 160.639 – Aeronautic Ministry (“Ministério da Aeronáutica”) and enrolled with the Individual Taxpayer Registry (“CPF”) under No. 028.897.227 -91.

4. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, was set on up to R$23,000,000.00 to the Board of Directors and to the Audit Committee and up to R$170,000,000.00 to the Board of Officers, considering that such amounts may be readjusted in accordance with the remuneration policy adopted by the Company, to be attributed to its respective members in the form decided by the Board of Directors. Such amounts already include the amounts related to profit and income sharing in accordance with the terms of Law N. 10.101, of 12.19.2000, to be paid to the Directors that have employment bonds with the Company, in accordance with the respective plans of the Company in effect.

II – IN THE EXTRAORDINARY GENERAL MEETING:

I – Approved, pursuant the proposal of the Board of Directors on March 27th, 2006:

1. Transference, from the Board of Directors to the Board of Executive Directors, of the competence to decide upon investment of resources resulting from tax incentives, set for in sub-item IV of the item “d” of Article 16 of the By-laws.

2. In view of the approval above, such sub-item would be excluded from item “d” of Article 16 of the By-laws, that provides the incumbencies upon the Board of Directors, and would be included as item “g” of the Article 21 of the By-laws, that provides the incumbencies upon the Board of Executive Officers. Besides that, the present sub-item V of the item “d” of Article 16 would be renumbered as sub-item IV. Thus, Articles 16 and 21 of the By-laws would be worded as follows:

”Article 16:- It is incumbent upon the Board of Directors on an exclusive basis to:

[…]

d) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in controlled or affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV- results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 23;"

“Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

[…]

g) investment of resources resulting from tax incentives;”

3. The modification of the wording of Section II – “The Board of Officers” of Chapter IV – “Management” of the By-laws, in view of improvement and some particular adjustments of such text, as follows:

(a) exclusion of Third Paragraph of Article 20 of the By-laws, that provides that until 07.01.2004, the Board of Officers will have 1 (one) Executive President – Retail Banking Group, position that would be extinguished as of that date, once such term had expired an thus this position no longer exists;

(b) inclusion of the expression “as the case may be” in the ending of item “e” of Article 21 of the By-laws;

(c) inclusion of the expression “the other members” before “the Board of Executive Officers” in the sub-item I of the Article 22 of the By-laws;

(d) exclusion of the “Officers” upon whom the incumbencies provided by Article 24 of the By-laws shall apply and modification of sub-item I of such Article in order to mention that the incumbency of management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 23 of this By-laws; and

(e) inclusion of “Officers” upon whom the incumbencies provided by Article 25 of the By-laws shall apply.

4. Considering de approval above, the wording of Section II – “The Board of Officers” of Chapter IV – “Management” of the By-laws shall be as follows:

“SECTION II - The Board of Officers

Article 20: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Board of Directors, with a term of office of 1 (one) year, eligible for reelection, being:

a) 1 (one) President;

d) up to 10 (ten) Executive Vice Presidents and Vice Presidents;

e) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Executive Vice Presidents, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty (60) years of age. The Board of Directors may extend such limit, according to the nature of the relevant area of work.

Article 21: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order the preparation of semiannual balance sheets and propose their approval to the Board of Directors, together with the proposal for the distribution and application of profits, subject to Article 44;

b) to submit to the Board of Directors for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year, for further presentation to the Shareholders Meeting;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, of the Board of Directors and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) investment of resources resulting from tax incentives.

Article 22: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Directors;

II - coordinating the activities of the Executive Vice Presidents and the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Directors, "ad referendum" of such Board.

Article 23: It is incumbent upon the Executive Vice-Presidents and upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "j" or in the sole paragraph of the Article 16;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph: In accordance with the policies, directives and parameters established by the Board of Directors, it is jointly incumbent upon the President, the Executive Vice-Presidents and the Vice-Presidents, jointly:

I - to approve and change UNIBANCO's administrative structure and internal rules;

II - to submit to the approval of the Board of Directors the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III - to establish operational and administrative limits of authority;

IV - to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph The jointly decisions of the President, the Executive Vice-Presidents and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 24: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 23 of this By-laws; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 25: It is incumbent upon Officers and Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers.

Article 26: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Directors, as set forth in item “h” of Article 16;

II - the duties of the Executive Vice-Presidents and of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Executive Vice President or with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Directors, as specified in item “h” of Article 16.

Article 27: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Executive Vice-Presidents or the Vice-Presidents, who may jointly appoint to chair it in their stead any member of the Board of Executive Officers.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 28: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “i” of Article 16.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “i” of Article 16.

Second Paragraph: UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by any member of the Board of Executive Officers jointly with an attorney-in-fact, or jointly by two attorneys-in-fact, provided that the power of attorney specifies the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.”

5. The consolidation of the Company’s By-laws, incorporating the proposals above approved, which shall be governed by the provisions set forth in Attachment 1 of the present document.

FILED DOCUMENTS: The Proposal of the Board of Directors was filed in the Company’s head offices, already certified by the board.

AUDIT BOARD:	There were no manifestation on the part of the Audit Board, which was not on duty.

São Paulo, April 12, 2006.

(authorized signatures): Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: JOSÉ LUCAS FERREIRA DE MELO; for UNIBANCO HOLDINGS S.A. – Israel Vainboim and José Lucas Ferreira de Melo – Executive Officers; ISRAEL VAINBOIM; REGINA LONGO SANCHEZ; ADRIANO DE OLIVEIRA MONTICO; FERNANDO DELLA TORRE CHAGAS; MARCIA MARIA FREITAS DE AGUIAR: for INSTITUTO UNIBANCO – Mauro Eduardo Guizeline - attorney; CLAUDIA POLITANSKI; MAURO AGONILHA and GABRIEL JORGE FERREIRA. This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, April 12, 2006

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 19, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.